Filed by 1Life Healthcare, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Iora Health, Inc.
(Commission File No. 001-39203)

This filing relates to the proposed merger of Iora Health, Inc., a Delaware Corporation (“Iora Health”), with SB Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of 1Life Healthcare, Inc., a Delaware corporation (“One Medical”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 6, 2021, by and among One Medical, Merger Sub, Iora and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora.

FAQs Posted on Canopy for all Employees

1.As Iora employees, are we able to receive primary care as patients of One Medical?
a.We do not anticipate any changes in Iora’s benefits between now and the closing of One Medical’s acquisition of Iora Health.
b.In general, Iora’s benefits and One Medical’s benefits are very comparable. We expect current Iora benefits to continue through December 31, 2021. In the months ahead we will begin to plan together with the One Medical HR team and will communicate additional benefit-related details to employees as they are available.
c.That said, One Medical employees currently receive free One Medical memberships for themselves and three friends or family members as part of their benefits package. As part of our integration planning we will discuss whether that benefit will be available to Iora Health employees.

2.Will our pay change?
a.Compensation increases that are being implemented for Iora Health employees this quarter as a result of annual reviews will go into effect as planned and honored after the close of the transaction.
b.We do not anticipate reduction of pay for Iora employees related to One Medical’s acquisition of Iora.

3.Is it okay for me to share information about the value of Iora equity with former Iora employees at this time?
a.We will provide communications to former Iora employees with regard to equity in the coming weeks. We prefer that current Iora employees do not engage in explaining this complicated information because we want to verify the accuracy of information that is being distributed to former Iora employees. Please let the Iora communications team manage this information and additional communications to former colleagues. They can also send questions to support@iorahealth.com.
4.What Is Material Nonpublic Information?
a.Material nonpublic information (“MNPI”) is information relating to a company that has not been made public (i.e. is confidential) and would likely be considered important by investors who are considering trading in that company’s stock. This could be information that is significant to the way in which the company operates (e.g. about where the company operates, how the company operates, where the company operates, who is operating the company, etc.).
b.If a company has stock that is traded on the public market, material nonpublic information could impact the value of its stock -- meaning, it could make the price per share of the stock go up or down.  Because of the way MNPI could potentially impact the price of a public company’s stock, it is against the law for people who know of MNPI to use that specific information to their advantage in connection with buying or selling that the stock of the company could be impacted. It is also illegal to share MNPI with others who could then use it to buy or sell the stock of the company that could be impacted.  What this answer describes are illegal practices generally referred to as “insider trading” and “tipping.” Violations of these laws are punishable by monetary penalties (fines) and incarceration.

5.What is an example of Material Nonpublic information?
a.For example, say a director of marketing at a public automotive company overhears a meeting between the CEO and the CFO. Three days before the company releases to the public the financial results of how it performed during a certain period of time (referred to as the company’s “earnings”), the CFO tells the CEO that the company did not meet its expected revenue forecasts and lost money over the past quarter. Because that conclusion is not known to the general public and is significant with respect to how the company has operated -- and may continue to operate -- that bit of information is material nonpublic information. The director with this bit of material nonpublic information knows that a cousin owns several shares in the company and, based on this MNPI, advises this cousin to sell the shares before the earnings are released to the public because the shares will lose value once the earnings are released. Upon this advice, the cousin sells shares the next day (i.e. before the earnings numbers are released). Under these circumstances, the cousin’s actions could be considered illegal insider trading. Because the cousin was in possession of MNPI, the cousin had an unfair advantage over other investors who did not know this information.

b.If the cousin had waited to sell shares until after earnings were released to the public, then the trade would be legal because at that point in time the information would have been publicly available and the cousin would no longer have had an inside advantage.

6.In connection with my day-to-day role at Iora, I have learned of material, non-public information about Iora's business that could impact One Medical's stock price.  Can I buy or sell One Medical stock?
a.No.  You are prohibited from buying or selling One Medical stock until you receive notice from Legal removing this restriction.
i.This is because the federal securities laws prohibit you from buying or selling a company's stock if you are in possession of material, non-public information concerning such company.  Now that there is a close nexus between Iora and One Medical, the federal securities laws apply to information about either company (these practices are known as “insider trading”).
ii.These same laws prohibit you from (a) disclosing any material, non-public information concerning One Medical or Iora to anyone else who might then trade or (b) recommending to anyone that they purchase or sell One Medical stock when you are aware of material, non-public information about Iora or One Medical (these practices are known as “tipping”).
iii.The same restrictions that apply to you also apply (i) to your spouse, significant other, child, parent or other family member, in each case, living in the same household, and (ii) to any investment fund, trust, retirement plan, partnership, corporation or other entity over which you have the ability to influence or direct investment decisions concerning securities.
iv.Violations of the laws against insider trading and/or tipping are punishable by monetary penalties (fines) and incarceration.